SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alpine Income Property Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

02083X 103

(CUSIP Number)

Daniel E. Smith, Esq.

Senior Vice President – General Counsel & Corporate Secretary

Consolidated-Tomoka Land Co.

1140 N. Williamson Boulevard, Suite 140

Daytona Beach, Florida 32114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Ryan S. Brewer, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

November 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Consolidated-Tomoka Land Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,039,644 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,039,644 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,644 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (1)(2)
14	TYPE OF REPORTING PERSON CO

(1)

Includes 1,223,854 units of limited partnership interest (“Units”) in Alpine Income Property OP, LP (the “Operating Partnership”) convertible into 1,223,854 shares of the Common Stock, par value $0.01 per share (“Common Stock”) of Alpine Income Property Trust, Inc. (the “Issuer”). In general, the Units are redeemable for cash or, at the Issuer’s election, convertible into shares of Common Stock on a one-for-one basis following a one year holding period. The Units are not entitled to vote on any matters submitted to the stockholders of the Issuer.

(2)

Based on 7,500,000 shares of Common Stock outstanding as reported in the Issuer’s prospectus supplement dated November 25, 2019 filed with the Securities and Exchange Commission plus (i) 394,737 shares of Common Stock acquired by Consolidated-Tomoka Land Co. (“CTO”) in a private placement on November 26, 2019 and (ii) 8,000 restricted shares of Common Stock to be granted, in the aggregate, to the Issuer’s non-employee directors in connection with the completion of the Issuer’s initial public offering pursuant to the Individual Equity Incentive Plan.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on December 2, 2019 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the common stock, $0.01 par value (the “Common Stock”) of Alpine Income Property Trust, Inc. (the “Issuer”), a Daytona Beach, Florida based, real estate investment trust.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by:

i.	Consolidated-Tomoka Land Co. (“CTO”), a Florida corporation, with respect to the shares of Common Stock directly and beneficially owned by it; and

ii.

Daniel E. Smith, a United States Citizen, as the Senior Vice President, General Counsel and Corporate Secretary of CTO; with respect to the share of Common Stock directly beneficially owned by him; and

iii.	Steven R. Greathouse, a United States Citizen, as Senior Vice President, Investments of CTO; with respect to the share of Common Stock directly beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

a.	The address of the principal office of CTO and the business address of Daniel E. Smith and Steven R. Greathouse is 1140 N. Williamson Blvd., Suite 140, Daytona Beach, Florida 32114.

b.	The principal business of CTO is owning income properties comprised of approximately 1.8 million square feet in diversified markets in the United States and serving as the manager of the Issuer.

c.

The principal occupation of Daniel E. Smith is serving as the Senior Vice President, General Counsel and Corporate Secretary of CTO and the Senior Vice President, General Counsel and Corporate Secretary of the Issuer.

d.	The principal occupation of Steven R. Greathouse is serving as the Senior Vice President, Investments of CTO and the Senior Vice President, Investments of the Issuer.

e.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f.	Daniel E. Smith and Steven R. Greathouse are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On November 21, 2019, CTO committed to purchase 421,053 shares of Common Stock (the “IPO Shares”) in the Issuer’s initial public offering for a total purchase price of $8,000,000 (the “IPO Purchase”). The purchase of the IPO Shares was funded with working capital and a draw on CTO’s existing revolving credit facility (the “Credit Line Draw”). The closing of the IPO Purchase occurred on November 26, 2019.

Concurrent with the Issuer’s initial public offering, on November 26, 2019, CTO entered into a stock purchase agreement by and between CTO and the Issuer (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Issuer agreed to sell and CTO agreed to purchase, 394,737 shares of Common Stock (the “Private Placement Shares”) for a total purchase price of $7,500,000, following the satisfaction of certain closing conditions specified therein (the “Private Placement”). The purchase of the Private Placement Shares was funded through working capital and the Credit Line Draw. The closing of the Private Placement occurred on November 26, 2019.

Concurrent with the Issuer’s initial public offering, on November 26, 2019, CTO and certain of its affiliates entered into contribution agreements with Alpine Income Property OP, LP (the “Operating Partnership”), pursuant to which CTO and such affiliates contributed to the Operating Partnership five properties in exchange for an aggregate of 1,223,854 units of limited partnership interest of the Operating Partnership (“Units”), which had an initial value of $23,253,226 (the “Contribution Transactions”). The closing of the Contribution Transactions occurred on November 26, 2019.

The Common Stock purchased by each of Daniel E. Smith and Steven R. Greathouse were purchased with personal investment funds in open market purchases. The aggregate purchase price of the shares of Common Stock beneficially owned by Daniel E. Smith is approximately $18,780.00, including brokerage commissions. The aggregate purchase price of the shares of Common Stock beneficially owned by Steven R. Greathouse is approximately $41,862.58, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Items 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional shares of Common Stock or Units or dispose of some or all of the shares of Common Stock or Units held by it, and the Reporting Persons reserve the right to change their intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D. The Reporting Persons may enter into one or more 10b5-1 trading plans to execute purchases and/or dispositions of Common Stock or Units from time to time. A subsidiary of CTO serves as the external manager of the Issuer pursuant to the management agreement described in Item 6 of this Schedule 13D.

Daniel E. Smith is the Senior Vice President, General Counsel and Corporate Secretary of the Issuer. Steven R. Greathouse is the Senior Vice President, Investments of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(i)	The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned**		Percentage Of Class (%)***
Consolidated-Tomoka Land Co.	2,039,644	(1)	22.4
Daniel E. Smith	1,000	(2)	*
Steven R. Greathouse	2,240	(3)	*

*	Under 0.1%
**	Holdings are as of December 16, 2019
***

Based on 7,500,000 shares of Common Stock outstanding as reported in the Issuer’s prospectus supplement dated November 25, 2019 filed with the Securities and Exchange Commission plus (i) 394,737 shares of Common Stock acquired by CTO in a private placement; and (ii) 8,000 restricted shares of Common Stock to be granted, in the aggregate, to the Issuer’s non-employee directors in connection with the completion of the Issuer’s initial public offering pursuant to the Individual Equity Incentive Plan.

(1)

Includes 1,223,854 Units convertible into 1,223,854 shares of the Common Stock. In general, the Units are redeemable for cash or, at the Issuer’s election, convertible into shares of Common Stock on a one-for-one basis following a one year holding period. The Units are not entitled to vote on any matters submitted to the stockholders of the Issuer. CTO has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition the share of Common Stock beneficially owned by CTO.

(2)	Daniel E. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition the share of Common Stock beneficially owned by Mr. Smith.
(3)	Steven R. Greathouse has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition the share of Common Stock beneficially owned by Mr. Greathouse.

(ii)

On November 21, 2019, CTO purchased 431,053 shares of Common Stock in the IPO Purchase using working capital and the Credit Line Draw as further described in Item 3 above. On November 26, 2019, CTO purchased 394,737 shares of Common Stock using working capital and the Credit Line Draw as further described in Item 3 above. On November 26, 2019, CTO acquired 1,223,854 Units in exchange for the contribution of certain real property as further described in Item 3 above.

(iii)	Annex A hereto sets forth any transactions in Common Stock that were effected during the past 60 days by the executive officers and directors of CTO.

(iv)

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock or Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between or among any of the Reporting Persons with respect to the securities of the Issuer.

On November 26, 2019, Alpine Income Property Manager, LLC, a wholly owned subsidiary of CTO (the “Manager”), the Issuer and the Operating Partnership entered into a Management Agreement (the “Management Agreement”). Pursuant to the Management Agreement, the Manager manages the Issuer’s assets and the day-to-day operations of the Issuer. In connection with the services provided by the Manager, the Manager is entitled to receive a base management fee equal to 0.375% per quarter of the Issuer’s “total equity” (as defined in the Management Agreement and based on a 1.5% annual rate), calculated and payable in cash, quarterly in arrears. In addition, the Manager is entitled to receive an incentive fee, payable annually, in the amount equal to the greater of (a) $0.00 and (b) the product of (i) 15% multiplied by (ii) the “outperformance amount” multiplied by (c) the “weighted average shares” (as such terms are defined in the Management Agreement). If the Management Agreement is terminated without cause, the Manager shall receive a termination fee equal to three times the sum of (a) the average annual base management fee earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the termination date and (b) the average annual incentive fee earned by the Manager during the two most recently completed “measurement periods” (as defined in the management agreement) prior to the termination date.

CTO, the Manager, Daniel E. Smith and Steven R. Greathouse have agreed with the underwriters of the Issuer’s initial public offering not to offer, sell, transfer or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for, exercisable for, or repayable with Common Stock, for a period of 180 days after the date of the Issuer’s initial public offering without first obtaining the written consent of Raymond James & Associates, Inc.

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 99.4	Lock-up Agreement by and between Daniel E. Smith and Raymond James & Associates, Inc. dated November 21, 2019.

Exhibit 99.5	Lock-up Agreement by and between Steven R. Greathouse and Raymond James & Associates, Inc. dated November 21, 2019.

Exhibit 99.6	Joint Filing Agreement by and among Consolidated-Tomoka Land Co., Daniel E. Smith and Steven R. Greathouse dated December 16, 2019.

SIGNATURE PAGE FOLLOWS

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 16, 2019

CONSOLIDATED-TOMOKA LAND CO.	DANIEL E. SMITH

By: /s/ Mark E. Patten	By:	/s/ Daniel E. Smith
Mark E. Patten,
Senior Vice President and Chief Financial Officer

STEVEN R. GREATHOUSE

By:	/s/ Steven R. Greathouse

Annex A

Set forth below are the transactions in Shares that were effected by CTO’s directors and executive officers during the past 60 days.

Name	Date	No. of Shares	Transaction	Price	Method
Daniel E. Smith	12/12/2019	1,000	Acquisition	$18.730	Open Market
Steven R. Greathouse	12/12/2019	2,240	Acquisition	$18.618	Open Market